June 27, 2017

VIA EDGAR

Mr. Robert Telewicz, Jr.

Accounting Branch Chief

Office of Real Estate and Commodities

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 3720

Washington, D.C. 20549

RE:	51job, Inc. Form 20-F for Fiscal Year Ended December 31, 2016 Filed March 31, 2017 File No. 000-50841

Dear Mr. Telewicz:

This letter sets forth the response of 51job, Inc. (the “Company”) to the comment letter dated June 15, 2017 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Staff”). The original comment contained in the Comment Letter has been retyped in bold italics below for reference during your review.

Form 6-K filed May 5, 2017

Exhibit 99.1

1.	We note you provide certain non-GAAP guidance on page 3. In future earnings releases, please reconcile your non-GAAP guidance to the most directly comparable GAAP guidance. Please refer to Item 100(a)(2) of Regulation G.

Response

The Company respectfully acknowledges the Staff’s comment and will disclose in future earnings releases the most directly comparable GAAP measure, where available. If unavailable, the Company will disclose that fact and provide an explanation of the types of information that are unavailable.

In the case of Exhibit 99.1 in the Form 6-K dated May 5, 2017, guidance on GAAP earnings per share was not available as the Company was unable to quantify certain amounts that would be required to be included in the GAAP measure due to the unknown effect and potential significance of the impact of foreign currency translation gains and losses and the change in fair value of the Company’s convertible senior notes. However, the Company was able to quantify an estimate for the non-GAAP adjustment for share-based compensation expense, which was disclosed in the earnings release.

In future earnings releases, the Company intends to clarify that the discussion of its use of non-GAAP measures also applies to its non-GAAP guidance and to add a statement substantially to the following effect:

Guidance for earnings per share is provided on a non-GAAP basis due to the inherent difficulty in forecasting the impact of certain items, such as foreign currency translation gains and losses and the change in fair value of convertible senior notes. We are not able to provide a reconciliation of these non-GAAP items to expected reported GAAP earnings per share, without unreasonable efforts, due to the unknown effect and potential significance of such impact and changes.

Any questions concerning the above response to the Staff’s comment may be directed to the undersigned by telephone at +86-21-6160-1888.

Sincerely,

/s/ Kathleen Chien

Kathleen Chien

Chief Operating Officer and Acting Chief Financial Officer

51job, Inc.

Cc:

Babette Cooper

Staff Accountant

Securities and Exchange Commission

Daniel Fertig

Simpson Thacher & Bartlett LLP